OD

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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16001928

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2016
Washington DC
404

SEC FILE NUMBER
8-~~67923~~

8-67655

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Xnergy Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

425 E 58 Street, Suite 16C
(No. and Street)

New York, (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Bloom 212-796-4254
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Debasish Banerjee
(Name – *if individual, state last, first, middle name*)

21860 Burbank Blvd, Str. 150 (Address) Woodland Hills (City) California (State) 91367 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul I. Bloom, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Xnergy Financial, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

DEBORA CHRISTINA TUBERTINE
Notary Public - State of Florida
Commission # FF 227543
My Comm. Expires May 5, 2019
Bonded through National Notary Assn.

02/10/2016

Paul I. Bloom
Signature

Chief Executive Officer
Title

Debora Tubertine
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Paul I. Bloom, CEO
Xnergy Financial, LLC
New York, New York

We have audited the accompanying statement of financial condition of Xnergy Financial, LLC as of December 31, 2015 and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Xnergy Financial, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Xnergy Financial, LLC as of December 31, 2015 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information for the year ended December 31, 2015 (Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation of Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of Xnergy Financial, LLC's financial statements. The supplemental information is the responsibility of Xnergy Financial, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on supplemental information, we evaluated whether the supplemental information, including the form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Paul I. Bloom, CEO
Xnergy Financial, LLC
New York, New York

This opinion is intended solely for the information and use of the board of members, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used and should not be used by anyone other than these specified parties.

Dave Banerjee CPA, An Accountancy Corp.
Woodland Hills, California
February 23, 2016

XNERGY FINANCIAL, LLC
Statement of Financial Condition
December 31, 2015

ASSETS

Current Assets		
Cash and cash equivalents	$	10,715
Other receivables		20,000
Prepaid expenses		2,269
Total Current Assets	$	32,984
Total Assets	$	32,984

LIABILITIES AND MEMBERS' EQUITY

Current Liabilites:		
Accounts payable	$	564
Total Current Liabilities	$	564
Total Liabilities	$	564
Members' Equity	$	32,420
Total Liabilities and Members' Equity	$	32,984

The accompanying notes are an integral part of these financial statements

XNERGY FINANCIAL, LLC

Statement of Income
For the Year Ended December 31, 2015

REVENUE		
Investment advisory fees	$	364,013
Total revenue	$	364,013
EXPENSES:		
Consulting Fees	$	111,036
Professional fees		10,500
Rent expense		12,700
Other operating expenses		8,534
Computer Expenses		5,793
Legal Fees		3,144
Communications		2,822
Insurance		1,211
Total expenses	$	155,740
	$	208,273
		-
NET INCOME	**$**	**208,273**

The accompanying notes are an integral part of these financial statements

XNERGY FINANCIAL, LLC

Statement of Changes in Members' Equity
For the Year Ended December 31, 2015

		Total Members' Equity
Beginning balance January 1, 2015	$	50,313
Net Income		208,273
Contributions by members		55,864
Distributions to members	$	(282,030)
Ending balance December 31, 2015	$	32,420

The accompanying notes are an integral part of these financial statements

XNERGY FINANCIAL, LLC

Statement of Cash Flows
December 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	208,273
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation and amortization		
(Increase) decrease in:		
Other receivables		20,000
Prepaid expenses		(695)
Increase (decrease) in:		
Accounts payable and accrued expenses		(59)
Total adjustments	$	19,246
Net cash provided by operating activities	$	227,519
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions by members	$	55,864
Distributions to members	$	(282,030)
Net cash used by financing activities	$	(226,166)
(Decrease) in cash	$	1,353
Cash - beginning of year	$	9,362
Cash - end of period	$	10,715
Interest		-

The accompanying notes are an integral part of these financial statements

NOTE 1 - ORGANIZATION

Xnergy Financial, LLC (a wholly owned subsidiary of Xnergy, LLC) ("the Company") is registered as a broker and dealer in securities pursuant to Section 15 (b) of the Securities and Exchange Act of 1934. The Company's primary focus is on raising capital for emerging businesses.

Xnergy Financial Corporation was formed in November 2006 in the State of California. At the end of 2008 the assets and liabilities of Xnergy Financial Corporation were transferred to Xnergy Financial, LLC as part of a conversion (the "Conversion") of Xnergy Financial Corporation into a Limited Liability Company. Before the Conversion, Xnergy Financial Corporation was 100% owned by Xnergy, LLC. Xnergy Financial, LLC is 100% owned by Xnergy, LLC.

Except as otherwise provided by the Limited Liability Company Act, the debts, obligations, and liabilities of the Company, whether arising in contracts, tort or otherwise, shall be solely the debts, obligations, and liabilities of the Company, and the members of the Company shall not be obligated personally for any such debt, obligation, or liability of the Company solely by reason of being members of the Company.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The Company's policy is to use the accrual method of accounting and to prepare and present the financial statements in accordance with accounting principles generally accepted in the United States of America.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates.

Concentrations

For the year ended December 31, 2015, the Company had two customers that comprised approximately 59% of total revenue.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition

Transaction fees are recognized as revenue upon completion of the transaction process. Advisory and consulting fees are recognized as the related services are rendered. Nonrefundable retainers are amortized over the period the services are to be rendered.

Income taxes

The Company is treated as a disregarded entity for federal and state income tax reporting purposes and, thus no federal or state income tax expense has been recorded in the financial statements. The net income of the Company is passed through to its sole member, Xnergy, LLC, and reported on its tax return.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") *740, Income Taxes.* This addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FASB ASC 740, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2015, the Company does not have a liability for unrecognized tax uncertainties.

The Company's policy is to record interest and penalties on uncertain tax positions as income tax expense. As of December 31, 2015, the Company has no accrued interest or penalties related to uncertain tax positions. The Company is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress. Management believes that the Company is no longer subject to income tax examination for years prior to 2010.

Subsequent events

Management has evaluated subsequent events, as defined by FASB ASC 855, *Subsequent Events,* through the date financial statements were available issued on February 23, 2016.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to Rule 15c3-1 (a)(2)(ii) of the Securities Exchange Act of 1934, as amended, which requires that the ratio of aggregate indebtedness to net capital, as defined,

not exceed 15 to 1, and that the Company maintain minimum net capital of $5,000 or 6 and 2/3% of aggregated indebtedness ($5,000 at December 31, 2015), whichever is higher. At December 31, 2015, the Company had net capital of $5,151 in excess of the required minimum net capital and the ratio of aggregate indebtedness to net capital was 5.56 to 1.

The Company is exempt from the provisions of Rule 15c3-3 (per Paragraph (k)(2)(i) of such rule) under the Securities Exchange Act of 1934 as a broker or dealer which carries no customer accounts and does not otherwise hold funds or securities of customers. Due to such exemption, the Company is not required to prepare a determination of reserve requirement for brokers or dealers.

NOTE 4 - RELATED PARTY TRANSACTIONS

Operating facilities and administrative costs

The Company has an expense sharing agreement with its parent, Xnergy, LLC, whereby any costs for the use of office space and other office resources and administrative costs are paid by Xnergy, LLC. The Company is typically not charged for the use of office space or other office resources and administrative costs. These costs are recorded as capital contributions by Xnergy, LLC. The amount of office space and other office resources and administrative costs paid by Xnergy, LLC on behalf of the Company during the year ended December 31, 2015 were approximately $55,864.

Note 4: **Fair Value**

The Company adopted Financial Accounting Standards ("SFAS") ASC 820 Measurements and Disclosures, for assets and measured at fair value on a recurring basis. The ASC 820 had no effect on the Company's financial. ASC 820 accomplishes the following key objectives:

- Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;
- Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements;
- Requires consideration of the Company's creditworthiness when valuing liabilities; and expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash and cash equivalents, accounts receivable, accrued expenses and other liabilities.

Fair Value of Financial Instruments

The carrying amounts of cash, prepaid expenses, and accounts payable and accrued expenses approximate fair value because of the short-term nature of those instruments.

Note 8: Commitments and Contingencies

As of the audit date there are no contingencies, guarantees of debt, and the like. All outstanding obligations have been paid and the Company made no accruals.

Note 9: Members contributions and distributions

During 2015, members made cash contributions to the Company in the amount of $55,863.41 and members received distributions in the amount of $282,030.

XNERGY FINANCIAL, LLC

Statement of Net Capital
Schedule I
For the Year Ended December 31, 2015

	Focus 12/31/15	Audit 12/31/15
Members' equity, December 31, 2015	$ 32,420	$ 32,420
Subtract: Non allowable assets:		
Other receivables	(20,000)	(20,000)
Other asset	(2,269)	(2,269)
Tentative net capital	$ (22,269)	$ (22,269)
Haircuts:	-	-
NET CAPITAL	$ 10,151	$ 10,151
Minimum net capital	(5,000)	(5,000)
Excess net capital	$ 5,151	$ 5,151
Aggregate indebtedness	$ 564	$ 564
Ratio of aggregate indebtedness to net capital	5.56%	5.56%

There was no noted difference between the Audit and Focus report as of December 31, 2015

The accompanying notes are an integral part of these financial statements

XNERGY FINANCIAL, LLC

December 31, 2015

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(i)

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(i) exemptive provision.

The accompanying notes are an integral part of these financial statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Paul I. Bloom, CEO
Xnergy Financial, LLC
New York, New York

We have reviewed management's statements, included in the accompanying Xnergy Financial, LLC Exemption Report in which (1) Xnergy Financial, LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Xnergy Financial, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) Company, stated that Xnergy Financial, LLC , met the identified exemption provision throughout the most recent fiscal year without exception. Xnergy Financial, LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dave Banerjee CPA, An Accountancy Corp.
Woodland Hills, California
February 23, 2016

Xnergy
Investment Banking

Assertions Regarding Exemption Provisions

We, as members of management of (*Xnergy Financial LLC*) ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (*(k)(2)(i)*).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending (***January 1, 2015 through FISCAL YEAR END December 31, 2015***).

(*Xnergy Financial LLC*)

By: [signature]

Paul I Bloom -Chief Executive Officer

(Name and Title)

2-10-16
(Date)

2015

REPORT PURSUANT TO SEC RULE 17a-5

For the year ended December 31, 2015

XNERGY FINANCIAL, LLC

FINANCIAL STATEMENTS AND ACCOMPANYING SUPPLEMENTAL INFORMATION

Dave Banerjee CPA, an Accountancy Corporation. Member AICPA, PCAOB
21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367.
www.davebanerjee.com 818.657.0288

XNERGY FINANCIAL, LLC